AKW 3/20/14

14048281

SEC Mail Processing Section
RECEIVED
MAR 04 2014
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189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67705

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/13** (MM/DD/YY) AND ENDING **12/31/13** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MOELIS & COMPANY LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Park Avenue, 5th Floor
(No. and street)

New York (City) **New York** (State) **10022** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph W. Simon **212-883-3837** (Area Code Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza (Address) **New York** (City) **NY** (State) **10112** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/24/14

MOELIS & COMPANY LLC

Table of Contents

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Joseph Simon, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Moelis & Company LLC as of and for the year ended December 31, 2013, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Joseph Simon
Chief Financial Officer

Subscribed and sworn to before me
this 25th day of February 2014:

Notary Public

MOELIS & COMPANY LLC
(SEC I.D. No. 8-67705)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

The Member of Moelis & Company LLC
New York, NY

We have audited the accompanying statement of financial condition of Moelis & Company LLC (the "Company") as of December 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Moelis & Company LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2014

Moelis & Company LLC
Statement of Financial Condition
As of December 31, 2013

Assets	
Cash and cash equivalents	$ 119,795,089
Accounts receivable (net of allowance for doubtful accounts of $765,355)	22,141,556
Accrued revenue	3,059,936
Investment at fair value (cost basis $59,066,640)	58,141,185
Due from affiliates	2,525,358
Other assets	65,869
Total assets	$ 205,728,993
Liabilities and member's capital	
Due to affiliates	$ 100,149,028
Deferred revenue	6,233,315
Accounts payable and accrued expenses	921,344
Total liabilities	107,303,687
Member's capital	98,425,306
Total liabilities and member's capital	$ 205,728,993

See Notes to Statement of Financial Condition

1. ORGANIZATION AND NATURE OF BUSINESS

Moelis & Company LLC (the "Company") is a Delaware limited liability company providing financial advisory and capital raising services to a broad client base including corporations, institutions and governments. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA"), and is a wholly-owned subsidiary of Moelis & Company Holdings LP ("Holdings"), a Delaware limited partnership.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The accompanying Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents – Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. As of December 31, 2013, the Company had $101,992,010 invested in U.S. treasury bills and $17,194,896 invested in a government securities money market fund. Additionally, the Company had cash of $608,183 maintained in bank accounts, some balances exceeding the FDIC coverage limit of $250,000.

Fair Value of Financial Assets and Liabilities – The Company's financial assets and liabilities are carried at fair value or amounts approximating fair value. The Company's financial assets and liabilities include cash and cash equivalents, receivables, investments and certain other assets and liabilities. The carrying value of certain instruments has been determined to approximate fair value since they are short-term in nature.

Investments – Investments are reflected on the Statement of Financial Condition at fair value. The fair values assigned to the Company's investments are based upon available market information and may not represent the amount which is ultimately realized. Due to the absence of readily determinable fair values and the inherent uncertainty of valuations, the estimated fair values for private investments may differ significantly from values that would have been used had a ready market for the securities existed, and the differences could be material.

Accounts Receivable, Accrued Revenue and Allowance for Doubtful Accounts – The accounts receivable balance shown in the Statement of Financial Condition is presented net of allowance for doubtful accounts based on the Company's assessment of the collectability of customer accounts. Accrued revenue is recorded for revenue earned, but not billed.

The Company maintains an allowance for doubtful accounts that, in management's opinion, provides for an adequate reserve to cover any losses that may be incurred upon collection. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances, and the current economic conditions that may affect a customer's ability to pay such amounts owed to the Company.

Revenue Recognition – The Company recognizes revenue as follows:

Investment Banking Revenue – The Company recognizes revenues from providing advisory services for corporate finance transactions when earned. Upfront fees are recognized over the estimated period that the related services are performed. Transaction-related fees are recognized when all services for a transaction have been provided, specified conditions have been met and the transaction closes. Deferred revenue is recorded for fees received that have not yet been earned. Underwriting revenue is recognized when the offering of an underwriting transaction is deemed complete.

Interest and Dividend Income – Interest and dividend revenue comprises primarily interest and dividend income earned on principal investments held by the Company.

Loss on Investments – The Company holds its investments at fair value. Any increase or decrease in fair value and differences between the initial cost of investments and the settlement value of investments is recorded as a trading gain or loss on investments.

Equity-based Compensation –The Company recognizes the cost of employee services received in exchange for an equity instrument award. The cost is based on its grant-date fair value amortized over the service period required by the award's vesting terms.

Income Taxes – No provision for income taxes have been made in 2013. The Company is a single member LLC, which is a disregarded entity for tax purposes. Holdings, as the Company's sole member, is responsible for reporting income or losses to the extent required by federal, state and local income tax laws and regulations, resulting from its ownership interest in the Company.

Tax years from 2010 through 2012 are subject to examination by U.S. federal, state and local tax authorities. The Company has no open examinations as of December 31, 2013. The Company is organized as a limited liability company, which reports its income and expenses on an accrual basis. Certain state and local tax authorities levy taxes on the Company's parent based on its income.

Use of Estimates – The preparation of the Statement of Financial Condition and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary.

In preparing the Statement of Financial Condition, management makes estimates and assumptions regarding:

- Valuations of financial instruments;
- The adequacy of the allowance for doubtful accounts;
- Measurement of equity-based compensation; and
- Other matters that affect the reported amounts and disclosures of contingencies in the financial statement.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In January 2013, the FASB issued ASU No. 2013-01 "Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities" ("ASU 2013-01"). ASU 2013-01 provides amendments to ASU 2011-11 by clarifying the scope of transactions that are subject to the disclosures of offsetting. The amendments in this update are effective retrospectively for interim and annual periods beginning after January 1, 2013. The adoption of this update did not have an impact on the Company's Statement of Financial Condition.

4. INVESTMENTS

The Company established a fair value hierarchy which prioritizes and ranks the level of market price observability used in measuring investments at fair value.

Market price observability is impacted by a number of factors, including the type of investments, the characteristics specific to the investments, and the state of the marketplace (including the existence and transparency of transactions between market participants). Investments with readily-available actively quoted prices or for which fair value can be measured from actively-quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories (from highest to lowest) based on inputs:

Level 1 – Quoted prices (unadjusted) are available in active markets for identical investments that the Company has the ability to access as of the reporting date. The type of investments which would generally be included in Level 1 include listed equity securities and listed derivatives. The Company, to the extent that it holds such investments, does not adjust the quoted price for these investments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

Level 2 – Pricing inputs are observable for the investments, either directly or indirectly, as of the reporting date, but are not the same as those used in Level 1. Fair value is determined through the use of models or other valuation methodologies. The estimated fair values of government securities money markets and U.S. treasury bills classified in Level 2 as of December 31, 2013 are based on quoted prices for recent trading activity in identical or similar instruments.

Level 3 – Pricing inputs are unobservable for the investments and include situations where there is little, if any, market activity for the investments. The inputs into the determination of fair value require significant judgment or estimation by the Company's management. The types of investments which would generally be included in this category include debt and equity securities issued by private entities. The valuation methodology used for the Company's investment classified as Level 3 was based upon a recent market transaction.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the

fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following table summarizes the levels in the above fair value hierarchy into which the Company's investments fall as of December 31, 2013:

	Total	Level 1	Level 2	Level 3
Included in cash and cash equivalents				
Government securities money market	$ 17,194,896	$ -	$ 17,194,896	$ -
US Treasury Bills	101,992,010	-	101,992,010	-
Investments				
US Treasury Bills	56,237,125	-	56,237,125	-
Common stock	1,904,060	-	-	1,904,060
Total financial assets	$177,328,091	$ -	$175,424,031	$ 1,904,060

The changes in the Company's investment classified as Level 3 are as follows for the period January 1, 2013 through December 31, 2013:

Balance, beginning of period	$ -
Non - cash settlement of account receivable	2,828,621
Unrealized gains (losses)	(924,561)
Balance, end of period	$ 1,904,060
Change in unrealized gains (losses) included in earnings related to investment held at the reporting date	$ (924,561)

There were no transfers between Level 1, Level 2 or Level 3 during the year ended December 31, 2013.

5. MEMBER'S CAPITAL

The Company received non-cash capital contributions of $30,954,247 from Holdings for the year ended December 31, 2013 in connection with equity-based compensation. Holdings is the issuer of equity awards to employees and allocates the applicable vested service expense to the Company. As the Company is not required to reimburse Holdings for this equity-based compensation expense allocation, the contribution is recognized as an increase to member's capital in the accompanying Statement of Financial Condition.

6. RELATED-PARTY TRANSACTIONS

As of October 1, 2007, the Company entered into a service agreement, as amended and restated from time to time with Holdings, under which Holdings provides services to the Company relating to office and facilities, clerical and ministerial services, travel and entertainment, recruiting, office equipment and supplies, human resources, compensation, organizational and start-up services. As

consideration for such services, Holdings charges the Company agreed-upon service fees, which have been determined based upon the parties' estimate of the value of the goods and services provided. Such fees are subject to periodic adjustment based on good faith negotiation between the parties, taking into consideration the relative costs and benefits of the services. The parties to the Agreement agree that the Company has no obligation to any third party for the services that Holdings provides. Holdings is solely responsible for any amounts owed relating to costs incurred by it in providing services to the Company.

As of December 31, 2013, due to affiliates includes $93,833,713 owed to Holdings primarily in connection with the Agreement. Additionally, the Company owes $4,784,227 to UK LLP, $1,161,475 to Moelis Australia Holdings and $369,613 Moelis & Company India Private Limited in connection with transfer pricing and shared services. Due from affiliates reflects $2,525,358 owed by Moelis & Company Asia Limited in connection with transfer pricing and shared services. Transfer pricing reflects the allocation of value earned or given up by affiliated entities in cross border transactions.

7. COMMITMENTS AND CONTINGENCIES

Contractual Arrangements – In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. In addition, under the terms of the Limited Liability Company Agreement, the Company has agreed to indemnify its officers, directors, employees, agents or any person who serves on behalf of the Company from any loss, claim, damage, or liability which such person incurs by reason of his performance of activities of the Company, provided they acted in good-faith. Based on experience, the Company's management expects the risk of loss related to these indemnifications to be remote.

Legal – There are no legal actions pending or, to management's knowledge, threatened against the Company other than ordinary course of business actions that we believe will not have a material adverse effect on our business or financial statements.

8. REGULATORY REQUIREMENTS

Under the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) Alternative Standard under Section (a)(1)(ii), the minimum net capital requirement is $250,000. At December 31, 2013, the Company had net capital of $101,689,962, which was $101,439,962 in excess of its required net capital.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and accordingly is exempt under Section (k)(2)(ii) of SEC Rule 15c3-3.

9. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events on the Company and has determined that there were no subsequent events through the date of issuance of the requiring recognition or disclosure in the Statement of Financial Condition.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

February 25, 2014

The Member of Moelis & Company LLC
New York, NY

In planning and performing our audit of the financial statements of Moelis & Company LLC (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 25, 2014 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member of the Company, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP